Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Six months	Six months
	ended June 30,	ended June 30,
	2004	2003
Pretax income from continuing operation before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$33	$60
Add:
Fixed Charges:
Interest Expense, including capitalized interest, amortization of debt issuance costs, preferred security distribution of subsidiary trusts	62	69
One-third (deemed representative of the interest portion) of rent expense	4	4

Total fixed charges	66	73
Amortization of interest costs previously capitalized	2	2
Less:
Capitalized interest	—	—

Adjusted pre-tax income from continuing operations before adjustments for minority interest in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$101	$135

Ratio of earnings to fixed charges	1.5	1.8